USA VIDEO INTERACTIVE CORP.

December 10, 2003

03045509

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

FILE #82-1601

SUPPL

Dear Sir/Madam:

Re: USA Video Interactive Corp. (the *"Company"*)
News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

PROCESSED
JAN 13 2004
THOMSON
FINANCIAL

Per:
Anton (Tony) J. Drescher
Director

/cg
Encl.

dw 1/7

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6

☎(604) 685-1017
Fax (604) 685-5777

USVO
USA VIDEO INTERACTIVE CORP.

USA Video Interactive Completes Development of MediaSentinel™ Content Protection Technology

December 10, 2003 - OLD LYME, CONNECTICUT – USA Video Interactive Corp. (OTCBB: **USVO**; TSX: **US**; BSE/Frankfurt: **USF;** http://www.usvo.com)

Today, USA Video Interactive Corporation (USVO) announced the completion of product development for MediaSentinel, Version 1.0, and that it intends to release this proprietary patent-pending core content protection technology in January 2004.

MediaSentinel is a digital watermarking technology which may be used by content developers, video service providers (including cable, satellite and broadband telecoms), and by the makers of infrastructure products and technologies for the distribution of digital video content. MediaSentinel watermarks are invisible to human perception, so that these users may be confident that the integrity and quality of video content encoded with this technology will be maintained.

This first commercial version of MediaSentinel is comprised of three independent elements:

- MediaSentinel Generator software, which is used to encode identifying information into video content. This information can relate to ownership, copyright, service provider; even information that identifies an individual video stream as it is delivered to an end user.
- MediaSentinel Reader software which is used to evaluate, decode and extract the identifying information from content encoded by the Generator, and
- A MediaSentinel Software Development Kit (SDK) that may be used by developers of commercial content development, processing and distribution products and by developers of consumer products to integrate MediaSentinel digital watermarking capabilities into their products and service platforms.

MediaSentinel technology resists attacks by would-be pirates, using techniques including collusion, digital-analog-digital conversions, re-sampling, dithering, compression and recompression, and a number of other processing methods. Attempts by pirates to defeat MediaSentinel encoding renders the content virtually unusable, making piracy very unattractive. MediaSentinel also has sophisticated error-handling capabilities, which improve robustness and resistance to attacks.

USA Video Interactive Corporation chose to deliver this initial version of MediaSentinel using Microsoft® DirectX® technology. Because MediaSentinel is implemented as a set of DirectX® components, developers who already utilize Microsoft digital media technologies may use our product immediately. In addition to the MediaSentinel software and DirectX components, the SDK also includes documentation, demonstrations and sample media files.

USVO expects to announce further details, including information regarding the licensing of its MediaSentinel technology, when the Company implements the commercial release of MediaSentinel in January of 2004. However, the Company is prepared to accept inquiries regarding MediaSentinel immediately.

About USA Video Interactive Corp.

USVO is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions. The Company developed its StreamHQ™ architecture to provide a wide range of business customers with value-added media delivery services. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 165 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, and Italy. For more information, visit www.usvo.com.

USA Video Interactive Corporate Headquarters Office: 83 Halls Road, Old Lyme, Connecticut, 06371 Telephone (860) 434 - 5535 Facsimile (860) 434 - 5782; Canada Office: 507 – 837 West Hastings Street, Vancouver, BC V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on the TSX Venture Exchange US; Trading symbol on the Berlin and Frankfurt Stock Exchanges: USF. CUSIP 902924208. For more information contact Edwin Molina (860) 434 - 5535; info@usvo.com

The press release may contain forward-looking statements. Actual results may differ materially from those projected in any forward-looking statements. Investors are cautioned that such forward-looking statements involve risk and uncertainties, which may cause actual results to differ from those described.

The TSX Venture Exchange (TSX) has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

MediaSentinel is a trademark of USA Video interactive Corporation in the United States and other jurisdictions. Microsoft, Windows, ActiveX and DirectX are registered trademarks of Microsoft Corporation.